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UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Icahn & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Whitehall Street, 19th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Buonato (212) 635-5574
(Area Code – Telephone No.)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH., D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 9 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard T. Buonato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Icahn & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard T. Buonato
Signature

Vice-President
Title

Carol A. O'Brien
Notary Public

CAROL A. O'BRIEN
Notary Public, State of New York
Commission Expires ... 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
PROCESSING
RECEIVED
MAR 01 2005
SECTION
WASH., D.C.
185

ICAHN & CO., INC.

December 31, 2004

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Icahn & Co., Inc.

We have audited the accompanying statement of financial condition of Icahn & Co., Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Icahn & Co., Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 7, 2005

,0 Broad Street
New York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

Grant Thornton LLP
Member of Grant Thornton International

Icahn & Co., Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 505,219
Cash and cash equivalents segregated under Federal regulations	303,618
Certificate of deposit	3,000,000
Receivable from brokers and dealers	168,811,655
Securities purchased under agreements to resell	15,742,000
Securities owned, at market value	41,579,533
Officer advances	18,000
Deposits with clearing organizations	159,495
Investment in bank debt	3,030,000
Other assets	1,426,321
Total assets	$234,575,841

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Securities sold, but not yet purchased, at market value	$163,210,265
Accrued expenses and other liabilities	1,161,971
Total liabilities	164,372,236
Commitments	
Shareholder's equity	
Common stock, voting, $1 par; authorized, 1,000 shares; issued and outstanding, 200 shares	200
Capital surplus	142,851,404
Accumulated deficit	(72,647,999)
Total shareholder's equity	70,203,605
Total liabilities and shareholder's equity	$234,575,841

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - ORGANIZATION

Icahn & Co., Inc. (the "Company"), a wholly owned subsidiary of Barberry Corp ("Barberry"), which in turn is controlled by Mr. Carl Icahn, is incorporated under the laws of the State of Delaware and is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company primarily engages in proprietary trading activities. The Company clears securities transactions on its own behalf and for affiliated companies.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Security transactions (and related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third day following the transaction for securities. As of December 31, 2004, there were no material reconciling items between trade date and settlement date.

Marketable securities are valued at quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or estimated fair value is included in net trading and investment income in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

Deferred income taxes, should they arise, are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements.

NOTE C - CASH AND CASH EQUIVALENTS

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days.

Cash and Cash Equivalents Segregated Under Federal Regulations

Deposits in the Special Reserve Bank Account, segregated for the exclusive benefit of customers under Federal regulations (SEC Rule 15c3-3), are comprised of $253,708 in cash and $49,910 of United States Treasury securities.

NOTE D - RECEIVABLE FROM BROKERS AND DEALERS

The receivable from brokers and dealers represents collateral on securities borrowed to deliver against securities sold short.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased consist of the following:

	Owned	Sold, not yet purchased
Equity securities	$41,508,870	$163,210,265
Securities not readily marketable	70,663	-
	$41,579,533	$163,210,265

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market price. These securities are valued at fair value as determined by management of the Company.

NOTE F - SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financing except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or the Company may return collateral pledged when appropriate.

NOTE G - INVESTMENT IN BANK DEBT

Investment in bank is carried at fair value as determined by management.

NOTE H - INCOME TAXES

The Company elected S Corporation status for Federal and State of California income tax purposes. As such, Federal and State of California income taxes have not been provided, as Barberry's sole shareholder is individually liable for the taxes on income or loss of the Company. The Company continues to remain a C Corporation for purposes of New York City corporate income taxes.

NOTE I - COMMITMENTS

Leases

The Company surrendered its long-term operating lease for office space which was to expire on June 30, 2007 to the landlord on December 16, 2004. As compensation for surrendering the lease, the Company received the following:

- A payment of approximately $600,000 from the landlord which has been included in other income in the statement of operations.

- A new one-year operating lease for office space paid for by the landlord in the amount of $144,750.

NOTE J - NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregated debits. At December 31, 2004, the Company had net capital of $15,264,698, which was $15,014,698 in excess of its net capital requirement of $250,000.

NOTE K - RELATED PARTY TRANSACTIONS

In 2004, Barberry made contributions to the Company on January 30, September 28, October 29, November 12, November 24, November 30, December 16 and December 31 totaling $66,000,000 for the year. There were no distributions made during the year.

The Company also provides payroll and certain administrative services for various entities related to Mr. Icahn. The Company is reimbursed by these entities for their share of these expenses through management fee agreements. Management fee charges amounted to $1,085,000 for the year ended December 31, 2004.

Officer advances of $18,000 represent salary advances at December 31, 2004.

NOTE L - EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

The Company has a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees of the Company and administrative employees of certain other affiliated entities, who meet prescribed service requirements. Benefits are based on salary and years of service.

Contributions to the Plan reflect benefits attributed to employees' service to date as well as benefits expected to be earned for future service. Plan assets consist primarily of U.S. Treasury obligations and common stock.

NOTE L (continued)

Net periodic pension gain for 2004 was calculated by the Plan's actuary to be as follows:

Service cost - benefits earned during the year	$ 92,345
Interest cost on projected benefit obligation	229,228
Returned on Plan assets	(274,700)
Settlement/ curtailment	(152,647)
Net amortization and deferral	(3,126)
Net periodic pension gain	$(108,900)

The following table sets forth the Plan's funded status at December 31, 2004, as calculated by the Plan's actuary:

Actuarial present value of benefit obligations Accumulated benefit obligations	$3,964,247
Projected benefit obligation ("PBO") for services rendered to date	3,964,247
Plan assets at fair value	3,832,566
PBO in excess of Plan assets	(131,681)
Unrecognized net loss from past experience different from that assumed and effects of changes in assumptions	406,169
Unrecognized net assets, being recognized over 18.85 years	(27,292)
Prepaid pension cost	$ 247,196

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation as of December 31, 2004 were 5.50% and 4%, respectively. The expected long-term rate of return on assets for 2004 is 7.50%.

The Company's share of net periodic pension cost for the year ended December 31, 2004 was $ 78,741 which is reflected in the statement of operations.

NOTE L (continued)

The Company realized a plan curtailment as a result of a change in the accumulated liability from past service periods in comparison to the projected obligation, which resulted in a recognized past service gain of $152,647.

401(k) Plan

The Company has a 401(k) plan that is open to all employees of the Company and administrative employees of certain affiliated entities who have attained age 21 and completed at least 1,000 hours of service in the twelve-month period following employment commencement date in any calendar year. Employees are allowed to contribute the maximum allowable by law. The Company contributes 50% of the first 6-1/4% of the employee's contribution. The Company's contribution to the Plan for the year ended December 31, 2004 was $121,594, which is reflected in the statement of operations.

NOTE M - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company records securities transactions on a settlement-date basis, which is generally three business days after trade date for securities. The Company is therefore exposed to the risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2004 were settled with no adverse effect on the Company's statement of financial condition.

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the December 31, 2004 market value of the related securities. The Company will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2004. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are carried at fair value. The only significant exceptions are securities purchased under agreements to resell, which are carried at contract amount plus accrued interest or cost. These securities are considered to be valued at fair value due to the highly liquid nature and the short-term maturity of these instruments.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

ICAHN & CO., INC.

December 31, 2004



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Icahn & Co., Inc.

In planning and performing our audit of the financial statements of Icahn & Co., Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bert Rhuta LLP

New York, New York
February 7, 2005

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com